LIZHI Inc.

No. 309 Middle Huangpu Avenue

Tianhe District, Guangzhou 510655

The People’s Republic of China

August 4, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: LIZHI Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-39177

Dear Mr. McNamara and Ms. Thompson:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) and a letter dated July 7, 2023 submitted to the Staff (the “July Response Letter”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report and the July Response Letter.

Response dated August 4, 2023

General

1.	We note your disclosure that “[you] are a ‘controlled company’ as defined under the rules of the Nasdaq since [y]our founders, Mr. Jinnan (Marco) Lai and Mr. Ning Ding, beneficially own more than 50% of [y]our total voting power” and that “[m]ost of the nominee shareholders of the VIEs are also beneficial owners of the Company.” Please explain whether and to what extent the shareholders of the VIEs can exert control of the Company’s management and operation of the VIEs through these shareholders’ voting power over the Company, as well as how this affects your analysis regarding whether the VIEs are “controlled primarily” by the Company under Rule 3a-1(a)(4)(i) of the Investment Company Act of 1940 (the “Act”).

(1)	whether and to what extent the shareholders of the VIEs can exert control of the Company’s management and operation of the VIEs through these shareholders’ voting power over the Company;

In response to the Staff’s comment, the Company respectfully advises the Staff that the nominee shareholders of Guangzhou Lizhi are (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公 司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, the Company’s Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, the Company’s Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), the Company’s co-founder and Chief Technology Officer; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市⼤⾳若希企业管理中⼼(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding and the remaining 0.01% is owned by Ms. Xi Liu. The nominee shareholders of Guangzhou Huanliao are (i) Mr. Ning Ding (99.99%), the Company’s co-founder and Chief Technology Officer; and (ii) Ms. Juan Ren (0.01%), the Company’s Vice President and director.

As advised by Fangda Partners (“Fangda”), the Company’s PRC legal counsel, pursuant to the memorandum and articles of association (as amended and restates) (the “Articles”) of each of the VIEs and the Company Law of the PRC, each nominee shareholder of the VIEs shall exercise his or her voting rights in proportion to their respective shareholding ratio in each of the VIEs, and none of the nominee shareholders have any special voting rights. The Company respectfully advises the Staff that except for Ms. Xi Liu, who owns less than 0.001% of the share interests in Guangzhou Lizhi in aggregate, all of the nominee shareholders of the VIEs (i.e. Ms. Juan Ren, Mr. Zelong Li and Mr. Ning Ding) are also directors or senior management of LIZHI Inc. In addition, as disclosed in the 2022 Annual Report, pursuant to a series of power of attorney issued by shareholders of the VIEs, such shareholders have irrevocably appointed the Company’s Wholly-Owned Subsidiaries as their attorney-in-fact to act on their behalf on all shareholder matters of the VIEs and exercise all rights as shareholders of the VIEs. As a result, such nominee shareholders of the VIEs have irrevocably relinquished their voting rights with respect to the VIEs, and therefore do not exercise any such voting rights in practice.

The Company further respectfully advises the Staff that, pursuant to a series of operation agreements among the VIEs, the shareholders of the VIEs and the Wholly-Owned Subsidiaries (the “Operation Agreements”), such shareholders of the VIEs agreed that, without written consent of the Wholly-Owned Subsidiaries, each VIE shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation. Under the Operation Agreements, each Wholly-Owned Subsidiary is also entitled to appoint directors and senior management of the relevant VIE and instruct such VIE on matters pertinent to its daily operation and financial management, and the relevant VIE is obligated to fully effectuate the appointment or instructions made by the Wholly-Owned Subsidiary.

However, the Company recognizes that contractual arrangements may not be as effective as direct ownership in providing control over the VIEs. See “Item 3.D. Risk Factors – Risks Related to Our Corporate Structure – Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” in the 2022 Annual Report. Given such, the Wholly-Owned Subsidiaries entered into a series of equity pledge agreements with the VIEs and the shareholders of the VIEs, under with such shareholders pledged all of their equity interests in the VIEs to the Wholly-Owned Subsidiaries to guarantee the performance of the VIEs’ and their shareholders’ obligations under the other contractual arrangements of the VIE. See “Item 4.C. Organizational Structure – Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” in the 2022 Annual Report for more details. The Company believes such equity pledge agreements are effective in preventing the VIEs and their shareholders from having any incentive to breach their respective obligations under the contractual arrangements.

Based on the above, the Company respectfully submits that the extent the shareholders of the VIEs can exert control of the Company’s management and operation of the VIEs through these shareholders’ voting power over the Company is very limited. And according to Fangda, the above-mentioned VIE arrangements do not violate any PRC laws or regulations as of the date of this letter.

(2)	how this affects your analysis regarding whether the VIEs are “controlled primarily” by the Company under Rule 3a-1(a)(4)(i) of the Investment Company Act of 1940 (the “Act”)

As discussed in greater detail in the Company’s July Response Letter, under the test set forth in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and the cases that follow, the Company’s contractual arrangements with respect to the VIEs are not considered investment contracts, and therefore are not considered securities for purposes of Rule 3a-1, because the Company does not rely on the managerial efforts of others to manage such VIEs profitably. The fact that there is overlap in the shareholders of the Company and the nominee shareholders of the VIEs does not change the fact that the Company and its executive officers are directly involved in the management and operation of each VIE’s business, and that the Company itself controls the voting rights of 100% of each VIE. On this basis, the Company does not treat its contractual arrangements with respect to the VIEs as securities for purposes of Rule 3a-1.

With respect to the alternative analysis under Rule 3a-1(a)(4)(i), the overlap in the shareholders of the Company and the nominee shareholders of the VIE similarly does not change the fact that the Company’s Wholly-Owned Subsidiaries have been granted an irrevocable power of attorney to vote 100% of the relevant VIE’s voting securities, and are the beneficiaries of all of the economic benefit of owning such securities. Regardless of the identity of the Company’s and the VIEs’ shareholders, the Company itself, through its Wholly-Owned Subsidiaries, beneficially owns and controls 100% of the voting securities of the VIEs, and no other person has the ability to exercise the same level of control as the Company. As such, even if the Company’s contractual arrangements with respect to the VIEs were considered securities under the Howey test, such contractual arrangements would be excluded under Rule 3a-1(a)(4) from the calculation of the Company’s assets and income derived from securities.

2.	We note your response to prior comment 7 provided the value of the Company’s assets as of June 19, 2023, and that these values appear significantly different from those provided in your financial statements included in your 20-F for the fiscal year ended December 31, 2022 and those included in your Form 6-K for the quarter ended March 31, 2023. Please provide an explanation of these differences. In addition, please explain whether you believe you previously met the definition of an investment company under section 3 of the Act or have relied on an exception from that definition, including, for example, those at provided as section 3(b)(1) or Rule 3a-2 under the Act.

As noted in the Company’s response to prior comment 7 in the July Response Letter, as of June 19, 2023, the value of Company’s total assets (exclusive of cash items and U.S. government securities) on a consolidated basis with its wholly-owned subsidiaries, amounted to approximately RMB241,242,000. The Company respectfully advises the Staff that as required in Rule 3a-1(a), such amount excludes the value of the Company’s “Cash and cash equivalents,” which consist entirely of cash held in bank demand deposits and online payment platforms (e.g., WeChat, AliPay) and are treated by the Company as cash items. The reason such amount is significantly different from the value of “Total Assets” that appears in the Company’s balance sheets as of December 31, 2022 and March 31, 2023 is that the value of “Total Assets” on such balance sheets includes the value of the Company’s “Cash and cash equivalents.” Specifically, with respect to the financial statements included in the 2022 Annual Report, the Company’s total assets of RMB776,337,000, less “Cash and cash equivalents” (as required under Rule 3a-1(a)), would amount to a similar value of RMB208,145,000. With respect to the financial statements included in the Company’s Form 6-K for the quarter ended March 31, 2023, the Company’s total assets of RMB 806,594,000, less “Cash and cash equivalents” (as required under Rule 3a-1(a)), would also amount to a similar value of RMB235,897,000. The difference is also attributable to the fact that the amounts included in the Company’s financial statements are consolidated with the Company’s majority-owned subsidiaries and the VIEs, whereas the amounts discussed in the July Response Letter with respect to the Rule 3a-1 test are consolidated only with the Company’s wholly-owned subsidiaries.

In the Company’s consolidated balance sheets as of December 31, 2022 and March 31, 2023, included in its Form 20-F and Form 6-K, the Company had “Short-term investments” which consisted of shares of a non-US money market fund that invested in U.S. Treasuries (“Money Market Fund”), and a Bank Structured Product. If the Money Market Fund and/or the Bank Structured Product were considered investment securities, the Company could have fallen within the definition of an investment company under Section 3(a) at that time. However, as noted in notes 2 and 3 of the July Response Letter, the Company believes that such instruments could be treated as cash items for purposes of Rule 3a-1. Regarding the Money Market Fund, the Staff has taken the position that “money market fund shares generally are equivalent to cash items” and that because U.S. registered money market funds are subject to specific regulatory requirements, they have “what we believe to be the essential qualities of a cash item for purposes of section 3(a)(1)(C) and rule 3a-1--a high degree of liquidity and relative safety of principal.”1 Although the Money Market Fund is not registered in the U.S., it possesses the essential qualities of a cash item, i.e., high degree of liquidity and relative safety or principal, like a U.S. registered money market fund, and as described in its prospectus, is subject to European Union regulation as a money market fund. Regarding the Bank Structured Product, the Investment Company Act does not explicitly define “cash items,” but the SEC has noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29. Although the Bank Structured Products are not demand deposits, they are akin to short-term bank time deposits because they are principal protected, are obligations of highly rated banking institutions, and generally have a short term of 40 days or less. With respect to bank time deposits, the SEC has stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.” For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company. In the Company’s case however, the Company is primarily engaged in the operating business described below and in the July Response Letter, and deposits its excess cash in the Bank Structured Products as an integral part of such operating business (i.e., serving the Company’s need for liquid assets to support its business of providing online audio entertainment and social networking platforms). Furthermore, such Bank Structured Products have remaining maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the SEC in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security. SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 at 31 and n.16 (1968).

1 Wilkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

At the time of the December 31, 2022 and March 31, 2023 financial statements, the Company did not own material amounts of potential investment securities other than the Money Market Fund and Bank Structured Product and therefore, as such instruments should be treated as cash items, the Company met the requirements of Rule 3a-1 and was not an investment company under Section 3(a).

Nonetheless, if at such times the Company did not meet the requirements of Rule 3a-1, the Company could have relied on the exemption provided in Section 3(b)(1). As set out in the Company’s response to prior comment 6 in the July Response letter, an analysis of the factors outlined in Tonopah Mining Co. , 26 SEC 426 (1947) demonstrates that the Company, through its wholly-owned subsidiaries, is primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms, and not investing, reinvesting, owning, holding or trading in securities.

Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”2 Applying such factors to Lizhi, as discussed in greater detail in the Company’s response to prior comment 6 in the July Response Letter:

•	The development of Lizhi’s business supports the historical development factor, as it has been primarily engaged in the business of online audio entertainment and social networking since its establishment in 2010 and does not expect to change its primary business in the future. Since its establishment, Lizhi has continued to focus on optimizing its existing platforms and incubating and developing various applications in the field of online audio entertainment and social networking. Lizhi’s historical development has thus not involved investing, reinvesting or trading in securities, and has been marked by a significant growth in Lizhi’s online audio entertainment business.

•	In terms of the public representation factor, since Lizhi’s establishment in 2010, Lizhi has consistently described itself as the provider of online audio entertainment and social networking platforms. For example, Lizhi’s press releases typically refer to Lizhi as “an audio-based social and entertainment company” and as a company that “aims to cater to users’ interests in audio entertainment and social networking through its product portfolio.” Lizhi has consistently emphasized its operating results, and has never emphasized either its investment income or the possibility of significant appreciation from its cash management activities as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate Lizhi based on its cash management activities. Instead, research reports and analysis of Lizhi focus on its financial results from its ongoing operations and the success of its business in the online audio entertainment and social networking fields.

•	The allocation of Lizhi’s officers’ and directors’ time supports the activities factor. All of Lizhi’s most senior executive officers spend approximately 99% or more of their time on general corporate matters and the development and management of Lizhi’s online audio entertainment and social networking business, and 1% or less of their time on matters related to Lizhi’s potential investment securities. In addition, more than 99% of Lizhi’s employees are dedicated to Lizhi’s operating business and general support services for the corporate group, and less than 1% of Lizhi’s employees are responsible for managing Lizhi’s cash management portfolio.

•	The nature of Lizhi’s assets supports the asset factor because Lizhi did not own material amounts of potential investment securities other than the Money Market Fund and Bank Structured Product which, for the reasons discussed above, the Company believes can be treated as cash items for purposes of Rule 3a-1. Such instruments are held for Lizhi’s working capital purposes, and not for investment purposes.

•	In terms of the income factor, as discussed in greater detail in the Company’s response to prior comment 7, the Company’s operating revenues of approximately RMB119,904,000 for the past four fiscal quarters combined (i.e., ended March 31, 2023), consolidated with the Company’s wholly-owned subsidiaries, greatly outweigh its income from potential investment securities which amounted to RMB3,712,000. Similarly, for the four fiscal quarters of 2022 combined (i.e., ended December 31, 2022), the Company’s operating revenues of approximately RMB112,038,000, consolidated with the Company’s wholly-owned subsidiaries, greatly outweigh its income from potential investment securities which amounted to RMB2,197,000.Thus, the primary contributors to Lizhi’s income demonstrate that it is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

2 SEC v. Nat'l Presto Indus., 486 F.3d 305 (7th Cir. 2007), at 26 (citing Tonopah Mining (26 S.E.C. 426 (1947)).

An analysis of the Tonopah Mining factors demonstrates that the Company, through its wholly-owned subsidiaries, is primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms, and not investing, reinvesting, owning, holding or trading in securities, and therefore could have relied on the exemption provided in Section 3(b)(1).

3.	We note your response to prior comment 7 regarding the VIE contractual arrangements. Please explain in greater detail how each contractual arrangement provides the company with the ability to “direct the activities of the VIEs” and specifically identify the day-to-day activities of the VIEs that are directed. In responding to this comment, please identify the persons conducting the day-to-day management of the VIEs and explain the roles in which they do so and how the company directs those activities.

The Company respectfully advises the Staff that, as mentioned in response to Question 1 of the Staff’s comment above, each Wholly-Owned Subsidiary has entered into an operation agreement with the relevant VIE and the shareholders of such VIE, under which each Wholly-Owned Subsidiary is entitled to appoint directors and senior management of the relevant VIE and instruct such VIE on matters pertinent to its daily operation and financial management, and the relevant VIE is obligated to fully effectuate the appointment or instructions made by the Wholly-Owned Subsidiary. Therefore, the nominee shareholders of the VIEs, including Ms. Juan Ren, Mr. Zelong Li, Mr. Ning Ding and Ms. Xi Liu, do not play any role in the day-to-day management of the VIEs in their capacity as shareholders.

The Company further respectfully advises the Staff that, the day-to-day activities of the VIEs (including, among others, approvement of budget and expenditures, business plan decision-making and appointment of key employee positions) are directed by a group of senior management and key business department heads of Lizhi (the “VIE Management Group”) led by Mr. Jinnan (Marco) Lai, LIZHI Inc.’s Chief Executive Officer and Chairman of the Board. Such VIE Management Group consists of over ten members, including, in addition to Mr. Jinnan (Marco) Lai, Ms. Juan Ren as Vice President of LIZHI Inc., Mr. Zelong Li as the Chief Operating Officer of LIZHI Inc., Mr. Ning Ding as the Chief Technology Officer of LIZHI Inc., Ms. Chengfang Lu as the Acting Chief Financial Officer of LIZHI Inc., and the heads of key business departments of Lizhi, such as operations and products, research and development, and sales and marketing. Ms. Xi Liu does not play any role in the day-to-day management of the VIEs. Except for Ms. Juan Ren. Mr. Zelong Li and Mr. Ning Ding, none of the members of the VIE Management Group overlap with the shareholders, directors or executive officers of the VIEs.

If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact the undersigned at luchengfang@lizhi.fm.

Sincerely yours,

LIZHI Inc.

Date: August 4, 2023	By:	/s/ Chengfang Lu
		Name:	Chengfang Lu
		Title:	Acting Chief Financial Officer